UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

Public Utility Holding Company Act of 1935
File No. 70-07167

In the Matter of
INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period April 1, 2004 through June 30, 2004:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to non-affiliates;
c) summary of towing billings by month to affiliates, and;
d) summary of towing billings by month to non-affiliates;
e) revised deviation of billing rates.

This Certificate of Notification is filed pursuant to the Commission’s Order in this proceeding related to barging and towing services occurring during the period of April 1 to June 30, 2004.

INDIANA MICHIGAN POWER COMPANY

By: /s/ Joseph M. Buonaiuto

Joseph M. Buonaiuto
Controller and Chief Accounting Officer
Indiana Michigan Power Company

FILE NO.
070-07167

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

CONTENTS

Exhibit
Summary of Billings	1

Derivation of Billing Rates	2

Exhibit 1

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004			May 2004			June 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATES

AEP Resources, Inc.:
MEMCO Barge Line	-	$-	$283	-	$-	$312	-	$-	$318

Appalachian Power Company and
Ohio Power Company:
Sporn Plant	249,024	$1.68	$418	226,099	$1.63	$369	214,701	$1.57	$337

Appalachian Power Company:
Mountaineer Plant	198,606	$1.97	$391	266,133	$2.32	$618	367,159	$2.63	$966
Kanawha River Plant	-	-	-	6,521	1.11	7	11,306	1.15	13

Total	198,606		$391	272,654		$625	378,465		$979

Indiana Michigan Power Company:
Tanners Creek	189,090	$3.35	$633	213,111	$3.67	$783	287,536	$3.90	$1,121

Indiana Michigan Power Company
and AEP Generating Company:
Rockport Plant	838,398	$1.74	$1,463	561,634	$1.73	$974	629,598	$1.75	$1,102

Ohio Power Company:
Cardinal Plant (Unit 1)	12,924	$4.30	$56	60,724	$2.22	$135	13,827	$4.24	$59
Kammer Plant	22,881	1.15	26	-	-	-	-	-	-

Total	35,805		$82	60,724		$135	13,827		$59

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 + 3)	155,941	$2.83	$441	165,495	$2.83	$468	235,991	$2.83	$669

Various Companies - Freight and
Demurrage	829,060	$1.85	$1,534	664,378	$1.92	$1,276	516,887	$1.94	$1,005

Various Companies - Rock, Sand
and Gravel	337,603	$2.26	$765	426,874	$2.29	$979	331,202	$2.34	$776

Note: The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2004

	April 2004			May 2004			June 2004
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
TOWING SERVICE BILLINGS
TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	-	-	$487	-	-	$362	-	-	$479

Appalachian Power Company and Ohio Power Company :
Sporn Plant	-	-	$33	-	-	$29	-	-	$84
Amos Plant	-	-	1	-	-	8	-	-	42

Total	-	-	$34	-	-	$37	-	-	$126

Kentucky Power Company	-	-	$4	-	-	$5	-	-	$16

Appalachian Power Company:
Mountaineer Plant	-	-	$5	-	-	$12	-	-	$29

Ohio Valley Electric Company	-	-	$3	-	-	$13	-	-	$19

Indiana Michigan Power Company:
Tanners Creek	-	-	$72	-	-	$72	-	-	$75

Ohio Power Company:
Gavin Plant	-	-	$141	-	-	$144	-	-	$170

TOWING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES:

Other	-	-	$96	-	-	$(72)	-	-	$37

Note: The above amounts include Boat charter and Urea Unloading facility billings.

Exhibit 2

INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
DERIVATION OF BILLING RATES FOR THE PERIOD
JULY 1, 2004 THROUGH DECEMBER 31, 2004
BASED ON PROJECTED COSTS FOR THE PERIOD
JANUARY 1, 2004 THROUGH DECEMBER 31, 2004
REVISED IN 2ND QUARTER 2004
(IN THOUSANDS, EXCEPT COST PER TON MILE)

	Projected Cost	Non-Assigned Cost	Upper Ohio & Kanawha	Rockport Plant	Cardinal Units 2&3	Tanners Creek Plant	Gavin Plant
DIRECT EXPENSES
Rent	$16,443	$210	$5,956	$3,339	$1,939	$1,924	$3,075
Wages	16,659	-	3,443	6,285	2,188	2,472	2,271
Fuel	8,798	-	1,314	4,604	802	1,321	757
Fuel Taxes	2,446	-	425	1,215	234	369	203
All Other	7,486	17	1,930	2,720	821	1,004	994

Total Direct Expenses	51,832	227	13,068	18,163	5,984	7,090	7,300
Outside Fleeting and Towing	285	-	40	-	245	-	-
Chartered (Out) Boat Cost	4,777	-	1,690	2,081	-	1,006	-

Total Equipment Expenses	56,894	227	14,798	20,244	6,229	8,096	7,300
Nonassigned Allocation	-	$(227)	80	99	-	48	-
Allocated Overhead Expenses	8,871	-	3,138	3,865	-	1,868	-
Return on Investment	1,276	-	452	556	-	268	-
Chartered (Out) Boat Revenue	(4,377)	-	(1,548)	(1,907)	-	(922)
Non-Affiliated Contracts	(19,431)	-	(1,847)	(246)	(7,610)	(84)	(9,644)
Re-allocation to Affiliated Rates	-	-	(1,318)	(1,623)	1,381	(784)	2,344
Less Contract Tow Barge & O/H Costs
	(3,694)	-	(3,618)	-	-	(76)	-

Total Projected Cost
(Revenue Requirement)	$39,539	$-	$10,137	$20,988	$-	$8,414	-

Adjusted Ton Miles	6,023,263	-	2,077,823	2,660,022	-	1,285,418	-

Cost Per Adjusted Ton Mile			$0.00488	$0.00789		$0.00655